Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

M E M O R A N D U M

TO:	All Nextel Employees

FROM:	Tim Donahue

DATE:	December 15, 2004

RE:	Making History — Again

Today, a new chapter in Nextel’s history will begin, as we have announced our intention to merge with Sprint Corporation. For more than ten years, the people of Nextel have blazed new trails of innovation and opportunity in the telecommunications industry — changing how people and businesses use technology to communicate. We are now poised to continue that proud tradition as a larger, stronger company with the resources and talent to transform our vision of a wireless future into reality for millions of wireless consumers.

This is a merger of equal companies in size and scope. As such, I will be serving as Chairman of the newly formed company, with Gary Forsee, Sprint’s current Chairman and CEO, serving as CEO. The rest of the combined management team will reflect the best talent in both organizations as we come together to compete in a dynamic marketplace. Upon closing of the transaction, our executive headquarters, inclusive of the Chairman and CEO offices, will remain in Reston, while the operational headquarters, inclusive of the COO office, will be in Kansas City.

A highly experienced management team will lead the new company. Len Lauer, currently president and chief operating officer of Sprint, will serve as chief operating officer of the new company, and Paul Saleh will serve as chief financial officer of Sprint Nextel. Tom Kelly will become the new company’s chief strategy officer and Barry West will serve as chief technology officer. Leading the transition teams and serving as co-chief transition officers will be Steve Nielsen, senior vice president — finance at Sprint, and Richard Orchard, Nextel’s senior vice president and chief service officer. Many members of the management team will be working on the transition, addressing many of the questions we all have. The best advice is patience, and knowing that our senior management team is committed — as they have always been — to communicating developments with us.

The merger is expected to close in the second half of 2005, and during that time, we remain a stand-alone company, dedicated to acquiring and retaining the best wireless customers, while competing as hard as ever to continue driving growth for our business and value for our customers. 2005 presents many challenges, and within those challenges resides tremendous opportunity. All of us have existing targets and goals, and it is essential that we keep driving toward achieving our plan during this critical period. I know I can continue to count on you to do this.

I am in New York today with key members of our management team and our counterparts from Sprint to outline for the public and investors the great company this merger will create. You are invited to view our press conference via Web cast, which will be available on the homepage of i-connect. The press conference will begin at 9:00 am, Eastern Time.

Some of the facts about the new company include:

•	Our combined annual revenues are $39.4 billion for the four quarters ended September 30, 2004, with a total combined market capitalization of approximately $70 billion;

•	We will serve a total of 40 million customers nationwide;

•	Combined, our companies will have tremendous spectrum assets and talent, providing us with a unique opportunity to develop new and innovative technologies as we lead our industry into the next generation of wireless communication;

•	We will have the advantage of an exceptionally proven management team whose members thrive in similar cultures of innovation, customer focus and marketing expertise;

•	We will enjoy a distinct competitive advantage as the only carrier with direct ownership of national wireless and wireline assets (including a global IP backbone), uniquely positioning us to serve businesses, consumers and the growing number of cable television, systems integrators and mobile virtual network operators (MVNOs) who are seeking to incorporate strong wireless offerings in their portfolios;

•	With a clear technology migration path, strong network and spectrum assets, we will be well positioned to deliver on the promise of wireless multimedia services; and,

•	Shareholders in both companies will benefit from the cost synergies resulting from this merger and the value created by the spin-off of Sprint’s local telephone business, which will become the nation’s largest independent local telephone company and will pay an attractive dividend.

Now you see why we are so excited about this merger and our future. To provide you with timely and accurate information regarding the merger, we have launched an i-connect site on our home page named, ‘Connect to Our Future’ (linked from the i-connect homepage) that will serve as a central repository for official information about the merger activity. In addition, we have issued a special edition of Get HIP to all managers to help communicate with you answers to many of the questions regarding the transaction that you may have at this point. Please know that you have my commitment and that of the entire management team to keep you fully informed throughout the merger process.

Tomorrow, Gary Forsee will join us as our guest at NHQ, where many of you will have an opportunity to meet him and discuss the details of the merger. This meeting will take place at 8:30 am Eastern Time, and will be Web cast to all of our employees nationally via the home page of i-connect. Employees unable to view the Web cast have the option dialing in via conference call. (A number will be provided later today on iconnect). In addition, we will be fielding questions and answers during this broadcast via COMM@nextel.com.

Later in the day, I will travel as Gary’s guest to Sprint headquarters in Kansas City, and will have the opportunity to meet our new colleagues and begin the process of introducing them to Nextel. We will have full coverage of these meetings and events on i-connect. I recognize that the time of the broadcast is very early for our West Region employees, however, the logistics of the day require that we conduct our meeting earlier in the day to allow me to visit with our new colleagues in the Midwest later in the day.

Throughout the approval process, we will take every opportunity to share details with you about how our two companies will be transformed into a formidable next generation communications provider.

As the most talented team in the industry, it is your skill and commitment to our customers that has created a winning culture, and it is my top priority to make sure that culture continues to drive everything we do in the new organization. Your commitment to building the reputation and success of Nextel has allowed us to enter into this exciting venture, and I am grateful for the contributions you make to our fast-growing and very successful company. The goal of this merger is to significantly grow our business over the long term, and I am confident that this growth will ultimately result in increased opportunity for the talented employees of both organizations.

Our future has never been brighter, and because of you, the opportunities before us are limitless.

Tim

Forward Looking Statement

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarterly period ended September 30, 2004, as such reports may have been amended. This document speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, (800) 259-3755, Option 1, or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191, (703) 433-4000, Option 1.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Sprint’s directors and executive officers is set forth in the proxy statement, dated March 16, 2004 for Sprint’s 2004 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Information concerning Nextel’s directors and executive officers is set forth in the proxy statement, dated April 2, 2004 for Nextel’s 2004 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.